Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-278674), Form S-1 (File No. 333-281070) and Form S-1 (File No. 333-269188) of our report dated March 27, 2025, except for the effect of the reverse stock split described in Note 11 to the financial statements, as to which the date is March 19, 2026, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to the consolidated financial statements of Channel Therapeutics Corporation (n/k/a Pelthos Therapeutics Inc.) as of and for the year ended December 31, 2024, which report is included in this Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ Marcum LLP

Hartford, Connecticut
March 19, 2026